News Release

Resin Systems Prices Equity Offering

Calgary, Alberta, March 12, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB) today announced that it has finalized the terms of its marketed private placement of common shares of RS on a best efforts agency basis announced in its press release dated February 27, 2007.  RS intends to sell up to 35,000,000 common shares from treasury at a price of $1.00 per share for total gross proceeds of up to $35 million.  Participation in the offering by holders of RS's unsecured promissory notes issued January 12, 2007 in the aggregate principal amount of $5 million will reduce the amount to be raised by the agents.  It is anticipated that closing of the private placement will occur on or about March 29, 2007.  Completion of the private placement is subject to certain conditions including the receipt of all necessary regulatory approvals.  All of the common shares issuable pursuant to the private placement will be subject to a hold period in Canada of four months and one day from the closing date and any common shares issued in the United States will be "restricted securities" under applicable United States securities laws.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

For further information please contact:

Resin Systems Inc.

Paul Giannelia, President and Chief Executive Officer

Rob Schaefer, Chief Financial Officer and Corporate Secretary Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com